Shareholder Response Summary Report
Putnam
Putnam VT Asia Pacific Fund
September 12, 2002




			No. of Shares	% of Outstanding Shares		% of
Shares Voted

Approval of an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all the assets of Putnam VT Asia Pacific Growth Fund to Putnam VT International Growth Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam VT International Growth Fund and the assumption by Putnam VT International Growth Fund of all the liabilities of Putnam VT Asia Pacific Growth Fund, and the distribution of such shares to the shareholders of Putnam VT Asia pacific Growth Fund in complete liquidation of the fund.

Affirmative		11,342,644.348		88.953%
	88.953%
Against			   648,537.436		  5.086%
5.086%
Abstain			   760,077.831		  5.961%
5.961%

Total			12,751,259.615		100.000%		100.00%